

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

April 14, 2010

Via U.S. Mail and Facsimile (972) 3.607.5556

Mr. Yaron Elad
Vice President and Chief Financial Officer
Elron Electronic Industries Ltd.
3 Azrieli Center
42nd Floor
Tel Aviv, Israel 67023

> **Re:** **Elron Electronic Industries Ltd.**
> **Form 20-F for fiscal year ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 20-F/A1 for the fiscal year ended December 31, 2009**
> **Filed April 13, 2010**
> **File No. 0-11456**

Dear Mr. Elad:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief